Exhibit 99.6

CXone Integrates with Microsoft Teams and Microsoft Dynamics 365 to Increase
Efficiency and Personalization

SALT LAKE CITY, May 26, 2020 – NICE inContact, a NICE business (Nasdaq: NICE), today announced that companies can now integrate  Microsoft Teams and Microsoft Dynamics 365 Customer Service with NICE inContact CXone. Together, CXone and Microsoft Teams allow contact center agents to smoothly collaborate with other experts for quicker case resolution. The integration with Microsoft Dynamics 365 Customer Service provides voice connectivity and embedded agent controls, complementing the app’s consolidated agent desktop that boosts productivity and empowers personalized experiences. NICE inContact CXone delivers a comprehensive digital-first omnichannel offering in the Contact Center as a Service (CCaaS) market aimed at transforming experiences for customers and agents alike.

“Today’s customers expect nothing less than experiences that are both fast and personalized to their particular needs. This requires that agents have collaboration tools and direct access to customer context so that they can quickly address customer needs,” said Paul Jarman, NICE inContact CEO. “We are excited to be part of the Microsoft Teams Connected Contact Center certification program which provides access to valuable resources from Microsoft. This integration enables NICE inContact to provide powerful customer experiences, powered by a collaborative and intelligent 360-degree view of the customer, with every interaction.”

CXone and Microsoft Teams Enable Easier, Faster Collaboration for Contact Centers

Contact centers can now combine Teams and CXone to simplify collaboration between agents and subject-matter experts across the organization to resolve customer issues, improve response time and operational efficiency. Teams is a unified communication and collaboration platform that is transforming the way millions of people work every day, including those in contact centers.

New CXone voice connectivity for Teams provides a dedicated connection to its high-quality, global voice service. Agents can use Teams as a softphone when they interact with customers. Managers will have access to the full range of CXone real-time and historical reporting so that they can monitor key performance indicators (KPIs) and make more informed, data-driven decisions.

CXone Integration with Dynamics 365 Customer Service Boosts Agent Productivity, Reduces Effort and Increases Personalization

The CXone Agent for Microsoft Dynamics Customer Service integrates voice connectivity to complement the existing set of supported digital messaging channels found in Customer Service. With a consolidated agent desktop that provides quick and easy access to the tools and information they need, agents can engage more customers in less time while providing a consistently personalized experience. With skills-based routing available today in Customer Service, organizations can use their customer data stored in Dynamics 365 to identify and connect customers to the best-fit agent, improving first call resolution, average handle time, and customer and agent satisfaction.

Dynamics 365 is an industry-leading customer relationship management (CRM) solution that provides salespeople, agents, and supervisors with effective tools for managing data, and updating records and status both online and offline. CXone Agent for Customer Service is available on Microsoft AppSource, deploys in minutes and scales easily as business needs evolve.

NICE inContact empowers organizations to maximize the value of their collaboration and customer relationship management (CRM) solutions with the seamless integrations of its market-leading contact center functionality and expertise.

About NICE inContact CXone

NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Customer Analytics, Omnichannel Routing, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact

NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that build deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Optimization, Automation and Artificial Intelligence, all on an Open Cloud Foundation, enabling an exceptional agent and customer experience—every time and on every channel. See how our customer-centric expert services, innovative software, extensive partner ecosystem, and over a decade of global leadership can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact

Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors

Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; he effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.